02044834

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

JUL 5 2002

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal period ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE ALLIANCE SAVINGS PLAN

Equiva Services LLC
1100 Louisiana, Suite 2200
Houston, Texas 77002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Dutch Petroleum Co.
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

THE ALLIANCE SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE -	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001	8

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
The Alliance Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Alliance Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2002

THE ALLIANCE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value	$1,433,286,392	$1,422,264,187
Due from broker		439,898
NET ASSETS AVAILABLE FOR BENEFITS	$1,433,286,392	$1,422,704,085

The accompanying notes are an integral part of these financial statements.

THE ALLIANCE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS -	
Additions to net assets attributed to:	
Contributions:	
Participant	$ 70,663,944
Employer	67,904,906
Rollover	4,108,301
Total	142,677,151
Investment income (loss):	
Interest and dividends	38,709,783
Net depreciation in fair value of investments (Note 2)	(69,028,185)
Total	(30,318,402)
Total additions	112,358,749
DEDUCTIONS -	
Deductions from net assets attributed to:	
Benefits paid to participants	101,735,300
Administrative expenses	41,142
Total deductions	101,776,442
Net increase	10,582,307
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,422,704,085
End of year	$ 1,433,286,392

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS

General - The following description of The Alliance Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is qualified under the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"). The Plan was adopted April 1, 1999, for the exclusive benefit of eligible employees of Equilon Enterprises LLC, Motiva Enterprises LLC, Equiva Services LLC, Equiva Trading Company and Equilon Pipeline Company LLC, as well as any of their subsidiaries or affiliated companies that have adopted the Plan (the "Alliance").

Effective December 11, 2000, the board of directors elected to change the Plan's year end from March 31 to December 31.

Eligibility - All regular full-time and regular part-time employees, excluding independent contractors, leased employees, nonresident aliens with no U.S. source income or those whose employment is covered by a collective bargaining agreement which has not bargained for or agreed to the provisions of the Plan, are eligible to participate in the Plan at their date of hire. Certain employees that are not classified as regular full-time or regular part-time employees will become eligible upon the completion of 1,000 hours during their first 12 months of employment or any subsequent plan year. There is no minimum age requirement to participate in the Plan.

After completing one year of service ("Benefit Service") in which a participant must work one hour of service during the 12-month period ending on his or her anniversary of employment, he or she becomes eligible to receive Alliance contributions. Employment with certain predecessor employers, as defined by the Plan document, is credited as Benefit Service under the Plan.

Contributions - On the first day of the month coinciding with or following their date of hire, eligible employees may begin making after-tax ("Regular") or pretax ("Deferred") contributions to the Plan in whole percentages between 1% and 21% of base pay, as defined. The contribution percentages are dependent on the participant's years of Benefit Service and are subject to annual limits established by the Internal Revenue Service (the "IRS").

Regular Contributions - Participants who have completed zero to six years of Benefit Service may contribute between 1% and 21% of base pay, as defined. Participants who have completed seven to eight years of Benefit Service may contribute between 1% and 20%. Participants with nine or more years of Benefit Service may contribute between 1% and 15%.

Deferred Contributions - Participants who have completed zero to eight years of Benefit Service may contribute between 1% and 16%. Participants with nine or more years of Benefit Service may contribute between 1% and 15%.

Alliance Contributions - Contributions made by the Alliance are automatic and based on an employee's years of Benefit Service, including prior service recognized by the Alliance. Participants do not have to contribute on a Regular or Deferred basis to receive the Alliance contribution. The Alliance will contribute 3% of a participant's base pay, as defined, upon his or her completion of one year of Benefit Service, and after completion of seven years of Benefit Service, the Alliance contribution increases to 5%. After a participant completes nine years of Benefit Service, the Alliance contribution increases to 10%. Contributions made by the Alliance are invested according to the investment elections of the Plan participants.

Each participant's account is credited with the participant's contributions, the Alliance contributions and the participant's share of the earnings, losses and any appreciation or depreciation of the funds invested.

For the year ended December 31, 2001, participants contributed $10,592,577 of Regular contributions and $60,071,367 of Deferred contributions.

Vested Retirement Benefits - Participants are immediately vested in their entire account including actual earnings thereon.

Trustee - Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. The trustee is the Plan's asset custodian and is responsible for receiving contributions, managing the Plan's assets and making payments to participants as instructed.

Investment Options - Each participant in the Plan determines the allocation of his/her contributions among 22 mutual funds and two common stock funds. Plan participants, at their sole discretion, may transfer amounts between the various investment options at any time.

Loans - Participants may borrow from the Plan an amount not to exceed the lesser of (a) 50% of the entire value of his or her account or (b) $50,000 minus the amount by which the highest outstanding loan balance of any previous loans within the last 12 months exceeds the outstanding loan balance on the day on which the loan is made. No participant may borrow an amount less than $1,000.

The loans are secured by the balance in the participant's account and bear interest at the prime rate as quoted in The Wall Street Journal 10 business days prior to the first day of the month in which the loan is applied for. All loans will be considered an investment of the participant's account; therefore, any interest income will be credited directly to the participant's account. The repayment period shall not exceed five years, except loans for the purpose of acquiring a principal residence, which cannot exceed 25 years. A participant may only have three loans outstanding at any given time.

Withdrawals - Participants may obtain money from their account through a partial withdrawal, a hardship withdrawal or a complete distribution.

Participants may withdraw any amount of money and with unlimited frequency from their Regular contributions and/or rollover contributions. Prior to separation from service, Alliance contributions may not be withdrawn until the participant has completed five years of service. In addition, withdrawals from Alliance contributions may only be made once every 12 months. Withdrawals from participants' Deferred contributions may only be taken upon attainment of age 59-1/2, separation from service, death or upon proven financial hardship.

Complete withdrawals can be made in the form of a lump sum, joint and survivor annuities, life annuities with cash refund and life annuities with term certain.

Termination of the Plan - The Plan is intended as a long-range permanent program; however, the Alliance reserves the right to change the Plan, suspend or discontinue contributions to the Plan or terminate the Plan at any time subject to the provisions of ERISA.

Federal Income Tax Status - The IRS has determined and informed the Plan in a letter dated August 9, 2001 that the Plan is qualified, and the trust established under the Plan continues to be tax exempt under the appropriate section of the IRC. The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investments - The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

December 31, 2001:	
Fidelity OTC Portfolio	$ 83,401,419
Fidelity Retirement Money Market Portfolio	223,738,000
Vanguard 500 Index Fund	162,929,674
Vanguard PRIMECAP Fund	78,954,156
Vanguard Windsor II Fund	121,906,744
ChevronTexaco common stock	302,788,591
December 31, 2000:	
Fidelity OTC Portfolio	103,603,826
Fidelity Retirement Money Market Portfolio	183,804,031
Vanguard 500 Index Fund	185,710,160
Vanguard PRIMECAP Fund	87,883,857
Vanguard Windsor II Fund	122,352,757
ChevronTexaco common stock	359,957,096

For the year ended December 31, 2001, the Plan's investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

Mutual funds	$(100,228,613)
Common stock	31,200,428
Net change in fair value	$ (69,028,185)

Investment Valuation and Gains (Losses) on Investments - Investment securities are reported at market value as of each year-end. Mutual funds are valued based upon quoted market prices. Investments in the ChevronTexaco Common Stock Fund and the Royal Dutch Petroleum Co. Stock Fund are assigned units of participation. The unit values are determined based upon the market values of the underlying assets which consist of common stock (ChevronTexaco common stock and Royal Dutch Petroleum Co.

common stock), as applicable, and interest-bearing cash. Participant loans are valued at cost which approximates market value. Realized gains and losses on sale of investments and unrealized appreciation and depreciation of investments are based on the value of the assets at the beginning of the plan year or at the time of purchase if during the current year and are shown as net appreciation (depreciation) in current value of investments in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses - All expenses properly incurred were paid by the Plan unless the Alliance, at its discretion, paid such expenses. For the year ended December 31, 2001, the Alliance paid for substantially all Plan expenses.

Payment of Benefits - Benefits are recorded when paid.

3. RISKS AND UNCERTAINTIES

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. PARTY IN INTEREST

Certain plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in the common stock of ChevronTexaco Inc. and the common stock of Royal Dutch Petroleum Co., both affiliates of the Alliance, as well as participant loans which also qualify as party-in-interest transactions.

* * * * * *

THE ALLIANCE SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year) AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description	Cost (a)	Current Value
Fidelity Investments*	Fidelity Blue Chip Growth Fund		$ 51,267,184
Fidelity Investments*	Fidelity Contrafund		26,053,882
Fidelity Investments*	Fidelity Diversified International Fund		13,583,368
Fidelity Investments*	Fidelity Equity Income Fund		12,031,505
Fidelity Investments*	Fidelity Growth and Income Portfolio		19,659,122
Fidelity Investments*	Fidelity U.S. Equity Index Pool		6,361,103
Fidelity Investments*	Fidelity Low-Priced Stock Fund		28,250,904
Fidelity Investments*	Fidelity Magellan Fund		57,629,828
Fidelity Investments*	Fidelity OTC Portfolio		83,401,419
Fidelity Investments*	Fidelity Puritan Fund		20,644,116
Fidelity Investments*	Fidelity Retirement Money Market Portfolio		223,738,000
Fidelity Investments*	Fidelity U.S. Bond Index Fund		12,382,909
Fidelity Investments*	Fidelity Value Fund		12,588,084
PIMCO Advisors Funds	PIMCO Long-Tem U.S. Government Fund		29,667,684
PIMCO Advisors Funds	PIMCO Low Duration Fund		16,398,159
PIMCO Advisors Funds	PIMCO Total Return Fund		11,253,605
Fidelity Investments*	Spartan Extended Market Index Fund		6,291,838
The Vanguard Group	Vanguard 500 Index Fund		162,929,674
The Vanguard Group	Vanguard Asset Allocation Fund		20,992,343
The Vanguard Group	Vanguard International Growth Fund		14,452,910
The Vanguard Group	Vanguard PRIMECAP Fund		78,954,156
The Vanguard Group	Vanguard Windsor II Fund		121,906,744
Royal Dutch Petroleum Co.*	Royal Dutch Petroleum Co. common stock		52,823,512
ChevronTexaco*	ChevronTexaco common stock		302,788,591
The Alliance Savings Plan*	Participant loans (interest rates ranging from 5% to 9.5%)		47,235,752
	Total assets (held at end of year)		$1,433,286,392

* Identified party-in-interest.
[a]Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Alliance Savings Plan

Date: June 27, 2002

BY: Harvey E. Warren

Harvey Warren
Manager - Employee Benefits -
Equiva Services LLC

INDEX TO EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Accountants

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-11022) of Royal Dutch Petroleum Co. of our report dated June 27, 2002, related to the financial statements of The Alliance Savings Plan, which appears in this Form 11-K.

Deloitte & Touche LLP

Deloitte & Touche LLP
Houston, Texas
June 27, 2002

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2002